May 27, 2025

Teague Egan
Chief Executive Officer
Energy Exploration Technologies, Inc.
1654 Calle Tulipan, Ste 100
San Juan, PR 00927

       Re: Energy Exploration Technologies, Inc.
           Offering Statement on Form 1-A
           Filed May 13, 2025
           File No. 024-12616
Dear Teague Egan:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed May 13, 2025
Cover Page

1. We note that you are offering certain investors who subscribe early in the offering
       Bonus Shares representing bonuses of either 20% or 10% depending on whether the aggregate of the gross proceeds raised at the time of the subscription is less than
       $5,000,000 or $10,000,000, respectively. Given that you are offering bonus securities to encourage early investment, it appears the offering of all securities will not be commenced within two calendar days following the qualification date of your filing, and therefore, this may be a delayed offering, which is not permitted by Regulation A.
       Please explain how your transaction structure complies with Rule
251(d)(3)
       of Regulation A, or revise your bonus share structure so that it does not constitute a delayed offering.
Use of Proceeds, page 31

2.     Please note here, as you do elsewhere in the Offering Circular, that:
(i) investor funds
       received in the offering will be allocated on a fixed 86.7%/13.3% basis such that
 May 27, 2025
Page 2

      86.7% of each dollar invested will be applied to the purchase of newly issued shares from the Company and 13.3% of each dollar invested will be applied to the purchase of shares from your Selling Shareholder; (ii) you will not receive any portion of the proceeds from the sale of shares by your Selling Shareholder; and (iii) the proceeds from such sales will be received by a legal entity owned and operated by your Chief
      Executive Officer.
General

3. We note that your website contains a "watch video" link, and that this video includes a
      statement that "if you   re interested in becoming part of the electric
vehicle revolution,
      invest in EnergyX." We also note that, in addition to being available on your website, this video is available on YouTube. Please ensure that your website and YouTube channel comply with the requirements of Rule 255 of Regulation A, including appropriate legends and hyperlinks. In this regard, you include a disclaimer at the bottom of your website related to offers to buy securities in your company, but there is no hyperlink to your current offering circular, and we were unable to find a disclaimer or hyperlink on your YouTube video. As a related matter, we note that you have an
      "invest" button on your website that redirects to a page indicating the company
      "do[es] not have any investment rounds planned," but gives potential investors the ability to "reserve" an amount for their investment. Please revise or remove the information on your "invest" page about your planned investment rounds to be consistent with your current offering statement, and ensure that the page complies with the requirements of Rule 255.
 May 27, 2025
Page 3

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-
2545 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Louis A. Bevilacqua, Esq.